SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 1)1

North American Energy Partners Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
656844107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Genstar Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

PN

Page 2 of 13 pages.

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Stargen III, L.P.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

PN

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Genstar Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

PN

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Genstar III GP, LLC

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

DE

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

OO

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Jean-Pierre L. Conte

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

IN

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Richard F. Hoskins

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

IN

CUSIP No.	656844107	13G

1.	Name of Reporting Person I.R.S. identification No. of Above Persons (Entities Only) Richard D. Paterson

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With:	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person

IN

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURES
EXHIBIT INDEX

Item 1.
(a)	Name of Issuer:

North American Energy Partners Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Zone 3 Acheson Industrial Area 2-53016 Highway 60 Acheson, Alberta Canada T7X 5A7
Item 2.
(a)	Name of Persons Filing:

Genstar Capital Partners III, L.P. Stargen III, L.P. Genstar Capital III, L.P. Genstar III GP LLC Jean-Pierre L. Conte Richard F. Hoskins Richard D. Paterson

(b)	Address of Principal Business Office:

c/o Genstar Capital, L.P. 4 Embarcadero Center, Suite 1900 San Francisco, CA 94111

(c)	Citizenship:

Genstar Capital Partners III, L.P., Stargen III, L.P. and Genstar Capital III, L.P. are Delaware limited partnerships.

Genstar III GP LLC is a Delaware limited liability company.

Mr. Conte and Mr. Hoskins are U.S. citizens. Mr. Paterson is a citizen of Canada.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

656844107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4. Ownership.
None of the persons filing this Schedule 13G beneficially own any shares of Common Stock of North American Energy Partners Inc. The information regarding ownership as set forth in Items 5-9 of Pages 2-8 hereto, is hereby incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 5, 2007

GENSTAR CAPITAL PARTNERS III, L.P., a Delaware limited partnership
By:	Genstar Capital III, L.P.
Its General Partner

By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

STARGEN III, L.P., a Delaware limited partnership
By:	Genstar Capital III, L.P.
Its General Partner

By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

GENSTAR CAPITAL III, L.P., a Delaware limited partnership
By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

GENSTAR III GP LLC
By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

JEAN-PIERRE L. CONTE
/s/ Jean-Pierre L. Conte

RICHARD F. HOSKINS
/s/ Richard F. Hoskins

RICHARD D. PATERSON
/s/ Richard D. Paterson

EXHIBIT INDEX
Exhibit 1 — “JOINT FILING AGREEMENT” is hereby incorporated by reference to Exhibit 1 to the Statement on Schedule 13G dated February 6, 2007 and filed with the Securities and Exchange Commission on February 8, 2007.